UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054077

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-50391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
James Fox Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5150 Avenida Encinas
(No. and Street)

Carlsbad (City) California (State) 92008 (Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 30 2002 WASH. D.C. 180 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Fox 602/241-7866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James Fox Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires 10/11/2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control Required by SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT

The Board of Directors
James Fox Securities, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of James Fox Securities, Inc., as of June 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Fox Securities, Inc. as of June 30, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Darilek Butler + Co.

San Antonio, Texas
August 20, 2002

Statement of Financial Condition
June 30, 2002

ASSETS		
Current Assets:		
Cash	$	25,773
Accounts Receivable - Commissions		331
Prepaid Expenses		895
Total Current Assets		26,999
Furniture and Fixtures, Net of $1,833 in Accumulated Depreciation		1,324
	$	28,323
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	8,874
Taxes Payable		1,980
Total Current Liabilities		10,854
Stockholder's Equity:		
Common Stock, $0.01 Par Value, 100,000 Shares Authorized, 100,000 Issued and 50,000 Outstanding		1,000
Additional Paid In Capital		34,000
Retained Earnings		2,469
Total Stockholders' Equity		37,469
Less 50,000 Shares Treasury Stock at Cost		(20,000)
		17,469
	$	28,323

The Accompanying Notes are an Integral Part of These Financial Statements.

Statement of Income
Year Ended June 30, 2002

Revenues		
Commission Income	$	37,336
Interest Income		4,876
		42,212
Expenses		
Advertising		1,344
Commissions		8,894
Contract Labor		2,011
Depreciation		962
Dues and Subscriptions		70
Penalties		187
Insurance		333
Interest		1,592
Licenses and Examination Fees		2,576
Office		2,278
Other Taxes		1,950
Postage and Shipping		1,230
Professional Fees		4,486
Rent		10,300
Repairs and Maintenance		77
Stock Exchange Fees		2,397
Telephone		4,650
Travel and Entertainment		3,070
		48,407
Loss Before Provision for Federal Income Taxes		(6,195)
Provision for Federal Income Taxes		0
Net Loss	$	(6,195)

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance - June 30, 2001	$ 1,000	$ 34,000	$ 8,664	$ (20,000)	$ 23,664
Net Loss	0	0	(6,195)	0	(6,195)
Balance - June 30, 2002	$ 1,000	$ 34,000	$ 2,469	$ (20,000)	$ 17,469

The Accompanying Notes are an Integral Part of These Financial Statements.

Statement of Cash Flows
Year Ended June 30, 2002

Cash Flows from Operating Activities:		
Net Loss	$	(6,195)
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:		
Depreciation		962
(Increase) Decrease in:		
Accounts Receivable - Commissions		4,556
Accounts Receivable - Other		392
Prepaid Expenses		34
Increase (Decrease) in:		
Accounts Payable		1,711
Commissions Payable		(1,019)
Taxes Payable		797
Net Cash Used by Operating Activities		1,238
Cash Flows from Investing Activities:		
Purchase of Fixed Assets		0
Net Cash Used by Investing Activities		0
Cash Flows from Financing Activities:		
Advances from Bank Line of Credit		1,084
Payments on Bank Line of Credit		(1,739)
Net Cash Provided by Financing Activities		(655)
Net Decrease in Cash		583
Cash Balance - June 30, 2001		25,190
Cash Balance - June 30, 2002	$	25,773
Supplemental Disclosures For Statement of Cash Flows:		
Cash Paid During the Year for Interest	$	1,592

Notes to Financial Statements
June 30, 2002

Note A - Organization and Summary of Significant Accounting Policies

Nature of Business

James Fox Securities, Inc. (the Company) is a registered broker/dealer incorporated under the laws of Arizona, maintaining an office in Carlsbad, California.

These statements have been prepared in accordance with standards established for the securities broker and dealers industry.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the third purchase day following the transaction date. The accompanying financial statements would not be materially different if prepared on a trade date basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed using the Modified Accelerated Cost Recovery System (MACRS) method of depreciation prescribed by the Internal Revenue Service for both financial and income tax reporting purposes; this method, which prescribes useful lives for the assets, does not materially differ from GAAP.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Notes to Financial Statements
June 30, 2002

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to depreciable lives of fixed assets and bad debt estimates. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense in the amount of $1,344 is included in the current operations for the year ended June 30, 2002.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B - Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Income tax at statutory rate	$	(929)
Permanent book/tax differences		268
Income Tax Benefit		(661)
Valuation Allowance	$	661
Net Tax	$	0

The Company has net operating loss carryforwards totaling $5,378 that may be offset against future taxable income. These tax carryforwards expire in the following years:

2020	$	170
2021		5,208
	$	5,378

Notes to Financial Statements
June 30, 2002

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2002, the Company had net capital of $15,250, which was $10,250 in excess of its required net capital of $5,000. The Company's net capital ratio was .71 to 1.

Note D - Bank Line of Credit

The Company has established a cash reserve line of credit with the Union Bank of California. The credit line limit is $1,000 with no balance payable at June 30, 2002. The interest rate at June 30, 2002 was 16.8%. Interest expense on the credit line for the year ended June 30, 2002 was $171.

Note E - Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2002, there were no deposits in excess of the FDIC coverage.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
James Fox Securities, Inc.
Carlsbad, California

Our report on our audit for the basic financial statements of James Fox Securities, Inc. for the year ended June 30, 2002 appears on Page 3. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Antonio, Texas
August 20, 2002

Darilek Butler & Co.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2002

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$	17,469
Less: Net Assets not Allowable for Net Capital		2,219
Net Capital		15,250
Less: Minimum Net Capital Requirements (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)		5,000
Excess Net Capital	$	10,250

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$	10,854
Total Aggregate Indebtedness	$	10,854
Ratio: Aggregate Indebtedness to Net Capital		**.71 to 1**

Schedule II - Other Reporting Requirements
June 30, 2002

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. Since the Company does not hold customer securities or have customer accounts, all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$	10,495
Year-End Adjustments - Net		(245)
Net Capital per Schedule I	$	10,250

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
James Fox Securities, Inc.
Carlsbad, California

In planning and performing our audit of the financial statements of James Fox Securities, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures), followed by James Fox Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1)(i) to make the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company did not handle securities and did not maintain customer accounts during the fiscal year; accordingly, the review objectives stated in Rule 17a-5(g)(1)(ii), (iii), and (iv) are not applicable.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Antonio, Texas
August 20, 2002

Deloitte & Touche LLP